Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation
Fieldstone Mortgage Company	Maryland
Fieldstone Mortgage Ownership Corp.	Maryland
Fieldstone Servicing Corp.	Maryland
Fieldstone Mortgage Investment Corporation	Maryland